# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DATA I/O CORP, CIK 0000351998
CUSIP: 237690102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6645 185th Ave NE, Suite 100, Redmond, Washington (WA), 98052
Date of event which requires filing of this statement: 10/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001325533

## Reporting persons
- Red Oak Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 1,492,536; sole dispositive power 0; shared dispositive power 1,492,536; aggregate amount beneficially owned 1,492,536 (11.2% of the class)
- The Red Oak Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 971,737; sole dispositive power 0; shared dispositive power 971,737; aggregate amount beneficially owned 971,737 (7.3% of the class)
- The Red Oak Long Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 520,799; sole dispositive power 0; shared dispositive power 520,799; aggregate amount beneficially owned 520,799 (3.9% of the class)
- David Sandberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,492,536; sole dispositive power 0; shared dispositive power 1,492,536; aggregate amount beneficially owned 1,492,536 (11.2% of the class)

## Item 1. Issuer
Name of issuer: DATA I/O CORP
Address of issuer's principal executive offices: 6645 185th Ave NE, Suite 100, Redmond, WA, 98052

## Item 2. Person Filing
Name of person filing: The names of the persons filing this Statement (the "Reporting Persons") are: The Red Oak Fund, LP, a Delaware limited partnership ("Red Oak Fund"); The Red Oak Long Fund, LP, a Delaware limited partnership ("Red Oak Long Fund"); Red Oak Partners, LLC, a Florida limited liability company ("Red Oak Partners"); and David Sandberg, as the controlling member of Red Oak Partners. This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners, which manages each of Red Oak Fund and Red Oak Long Fund (each a "Fund" and, collectively, the "Funds"). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement. Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.
Address of principal business office or, if none, residence: 980 N. Federal Hwy. Suite 110, Boca Raton, FL 33432
Citizenship: David Sandberg is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Red Oak Partners may be deemed to beneficially own 1,492,536 shares of common stock which includes: 971,737 shares of common stock that Red Oak Fund may be deemed to beneficially own and 520,799 shares of common stock that Red Oak Long Fund may be deemed to beneficially own.

Mr. Sandberg, as the managing member of Red Oak Partners may be deemed to beneficially own the 1,492,536 shares of common stock beneficially owned by Red Oak Partners through the Funds.
Percent of class: With respect to David Sandberg and Red Oak Partners, 11.2% of common stock. With respect to the Red Oak Fund, 7.3% of common stock. With respect to the Red Oak Long Fund, 3.9% of common stock.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: With respect to David Sandberg and Red Oak Partners, LLC, 1,492,536 shares of common stock.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: With respect to David Sandberg and Red Oak Partners, LLC, 1,492,536 shares of common stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Red Oak Partners, LLC: /s/ David Sandberg, Managing Member (10/27/2026)
- The Red Oak Fund, LP: /s/ David Sandberg, Managing Member (10/27/2026)
- The Red Oak Long Fund, LP: /s/ David Sandberg, Managing Member (10/27/2026)
- David Sandberg: /s/ David Sandberg, Individual (10/27/2026)